1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
May 7, 2019	www.integraresources.com

INTEGRA CONTINUES TO DISPLAY SIZE POTENTIAL, INTERSECTING 1.12 g/t AuEq OVER 283.46 M

AT THE DELAMAR DEPOSIT

Press Release Highlights:

• Highlight intercepts from Sullivan Gulch North include:

o IDM19-113: 0.92 grams per tonne (“g/t”) gold equivalent (“AuEq”) over 117.35 meters (“m”), incl. 10.15 g/t AuEq over 1.52 m

o IDM19-114: 1.12 g/t AuEq over 283.46 m, incl. 1.48 g/t AuEq over 132.59, incl. 11.63 g/t AuEq over 1.52 m

o IDM19-115: 1.00 g/t AuEq over 332.23 m, incl. 1.67 g/t AuEq over 155.45, incl. 13.13 g/t AuEq over 3.05 m

• Highlight intercepts from Sullivan Gulch South include:

o IDM19-102: 0.90 g/t AuEq over 99.06 m

o IDM19-103: 1.03 g/t AuEq over 83.82 m

o IDM19-105: 0.70 g/t AuEq over 178.31 m

• Highlight intercept from Milestone:

o IMS18-014: 0.89 g/t AuEq over 76.20 m

• Highlight intercept from Glenn Silver:

o IDM19-131: 1.11 g/t AuEq over 130.46 m

• Sullivan Gulch North and South: The zone of gold and silver mineralization now extends semi- continuously approximately 600 m outside of the current inferred resource boundary and remains open to the SE

• Drilling is on-going with one drill rig currently drilling at the DeLamar Deposit, and mobilizing to the Florida Mountain Deposit in late May

• Metallurgical test-work ongoing, with Florida Mountain column leach test work still in progress and bottle-roll/column leach work having commenced on DeLamar oxide and transitional material

• Preliminary Economic Assessment (“PEA”) on-track for completion in September 2019

Vancouver, British Columbia – Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce results from 6,970 m of drilling conducted during the 2019 winter drill program. The modified focus of the winter drill program was to complete sufficient drilling to incorporate the southeastern extensions of the DeLamar Deposit, namely those in Sullivan Gulch, into the upcoming resource estimate update expected in June 2019. This updated resource estimate will provide the foundation for the Company’s maiden PEA on the DeLamar and Florida Mountain Deposits, currently on- track for completion in September 2019.

George Salamis, President & CEO of Integra Resources, commented, “To summarize today’s reported results from several areas of the project, the DeLamar Deposit remains fully open on-strike to the southeast of DeLamar as evidenced by the latest Sullivan Gulch South results, and to the northwest as evidenced by the results at Milestone. We are very pleased with these latest step-out and infill drill results at Sullivan Gulch as they continue to demonstrate significant widths and average grades that are all well above the resource cut-off grade of DeLamar. With Sullivan Gulch North and South, we now have a semi-continuously mineralized area that measures 600 m in strike length and dips to the southwest. Sullivan Gulch is 100 to 300 m in width as projected to the surface, with variable zone thicknesses ranging from 20 m to 300+ m. Sullivan Gulch South remains open for further exploration to the southeast, with additional geophysical surveying planned to further define drill targets. Also, select zones of high-grade gold and silver in Sullivan Gulch North are starting to demonstrate good lateral continuity relative to previously intersected high grades in the same area, providing Integra’s technical team with useful data for future drill targeting.”

Mr. Salamis continued, “At Milestone, situated on the northwestern end of the DeLamar trend, drilling has highlighted the potential for expansion of the zone in shallow (less than 100 m deep) oxide and transitional gold-silver mineralization, meriting further drilling to continue defining this near-surface zone. At Glen Silver, a drill hole designed to gather sample material for oxide and transitional zone metallurgical test- work resulted in an intercept with better grade and width than expected. Integra’s maiden PEA aims to demonstrate that the DeLamar Project, hosting a large gold-silver resource base and a flexible processing pathway in terms of heap leaching and milling, is a rarity among precious metal deposits situated in Tier-1 investment jurisdictions such as the western United States.”

Sullivan Gulch North and South

Table 1 below highlights the latest set of drill results obtained from the Sullivan Gulch Area, (North and South) during the 2019 winter drill campaign.

Table 1. Select 2019 Drill Results from the Sullivan Gulch Area

Drill Hole Number	Zone	From (m)	To (m)	Interval (m) (1)	g/t Au	g/t Ag	g/t AuEq(2)
IDM19-100	Sullivan Gulch South	428.24	445.01	16.76	0.45	6.17	0.53
IDM19-101	Sullivan Gulch South	246.89 344.42 Incl. 344.42	289.56 454.15 382.52	42.67 109.73 38.10	0.56 0.45 0.75	16.65 11.74 20.05	0.75 0.58 0.98
IDM19-102	Sullivan Gulch South	220.98 312.42	252.98 411.48	32.00 99.06	0.35 0.62	29.00 24.01	0.69 0.90
IDM19-103	Sullivan Gulch South	310.90	394.72	83.82	0.86	13.88	1.03
IDM19-104	Sullivan Gulch South	231.65 382.52	335.28 384.05	103.63 1.52	0.52 1.88	18.28 303.07	0.73 5.45
IDM19-105	Sullivan Gulch South	278.89	457.20	178.31	0.51	15.72	0.70
IDM19-106	Sullivan Gulch South	288.04 342.90	301.75 365.76	13.72 22.86	0.37 0.78	12.40 11.59	0.51 0.91

IDM19-107	Sullivan Gulch South	315.47 388.62	356.62 445.01	41.15 56.39	0.35 0.41	6.41 9.16	0.43 0.52
IDM19-108	Sullivan Gulch South	320.04	397.76	77.72	0.37	11.57	0.51
IDM19-109	Sullivan Gulch South	301.75	417.58	115.82	0.36	9.05	0.47
IDM19-113	Sullivan Gulch North	99.06 Incl. 141.73 Incl. 213.36	216.41 163.07 214.88	117.35 21.34 1.52	0.58 0.68 7.82	29.34 82.26 197.40	0.92 1.65 10.15
IDM19-114	Sullivan Gulch North	97.54 Incl. 97.54 Incl. 131.06 Incl. 254.51	381.00 99.06 263.65 256.03	283.46 1.52 132.59 1.52	0.62 3.69 0.79 10.79	42.18 120.63 58.99 71.25	1.12 5.11 1.48 11.63
IDM19-115	Sullivan Gulch North	175.26 Incl. 175.26 Incl. 321.56	507.49 330.71 324.61	332.23 155.45 3.05	0.51 0.77 12.41	41.44 76.66 60.89	1.00 1.67 13.13

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 85)

To view a plan map displaying the latest drill results at Sullivan Gulch, please click the following link:

https://www.integraresources.com/site/assets/files/2572/sullivan_gulch_-_g-silv_-_check.pdf

To view a cross section displaying the latest drill results from Sullivan Gulch North, please click the following link:

https://www.integraresources.com/site/assets/files/2572/north_sullivan_gulch_cross_-_check.pdf

To view a cross section displaying the latest drill results from Sullivan Gulch South, please click the following link:

https://www.integraresources.com/site/assets/files/2572/south_sullivan_gulch_cross_-_102_et_al_- _check.pdf

At Sullivan Gulch, 5,970 m were drilled in 13 drill holes for the purposes of providing sufficient drill data spacing to incorporate this newly discovered zone into the upcoming resource estimate update scheduled for June of this year. Confirmatory drilling has successfully outlined a semi-continuously mineralized zone in Sullivan Gulch that now exhibits a strike length of over 600 m outside of the current inferred resource boundary and remains fully open to the southeast.

At Sullivan Gulch South, follow-up drilling around the 2018 drill hole IDM18-059 (2.53 g/t AuEq over 109.73

m) has, so far, delineated a zone of mineralization hosting grades well above the established cut-off grade, with a vertical extent of over 170m. The intercepts reported in Table 1 suggest that mineralization is localized within two parallel steeply west dipping northwest trending. The high-grade intercept in hole IDM18-059 is interpreted as a high-grade shoot at the intersection with an east-west structure. Additional drilling is required to define the limits to the Sullivan Gulch South mineralization. Several additional lines of IP are also planned for Fall 2019 to help delineate the southern continuation of the Sullivan Gulch mineralized zone.

At Sullivan Gulch North, drilling to date has outlined a coherent body of mineralization extending vertically from as shallow as 30m below surface to a depth of 375m. The recent fence of drill holes, IDM19-113, IDM19-114, and IDM19-115 (see Table 1) has extended the mineralization a further 150 m down-dip. Several additional fences of holes are currently being drilled to further extend the lateral and vertical extent of this zone of mineralization.

Milestone Exploration Results

Table 2. Select Drill Results from the Milestone Area

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au	g/t Ag	g/t AuEq(2)
IMS18-010	1.52	109.73	108.20	0.26	23.95	0.55
IMS18-011	1.52	30.48	28.96	0.25	25.05	0.55
IMS18-013	38.10	109.73	71.63	0.29	15.70	0.48
IMS18-014	13.72 Incl. 27.43	89.92 59.43	76.20 32.00	0.73 1.15	14.19 13.37	0.89 1.31

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 85)

To view a plan map displaying the latest drill results at Milestone, please click the following link:

https://www.integraresources.com/site/assets/files/2572/milestone_planner_check.pdf

To view a cross section displaying the latest drill results from Milestone, please click the following link:

https://www.integraresources.com/site/assets/files/2572/milestone_xn_check.pdf

The Milestone area, largely regarded as a satellite extension to the northwest of the main DeLamar Deposit, was targeted late in the 2018 exploration program. The Milestone drill program was designed to test for shallow extensions of oxide and transitional mineralization in step-out drilling. The limited number of drill holes completed all successfully encountered gold and silver mineralization, in some cases over significant widths in excess of 80 m and with grades well above the current inferred resource cut-off grade of 0.3 g/t AuEq. All intercepts reported in the above table are hosted within oxide and transitional gold-silver mineralization and are all situated within 100 m vertical or less from the surface. The lateral extents of Milestone are currently unknown and, given these results, merit further drilling.

Gold and silver at Milestone are hosted within low sulphidation epithermal style mineralization, similar to other zones within the DeLamar Deposit. As described in the Company’s 2018 NI 43-101 report, Milestone is characterized as having a shallow, hot-spring geological setting situated about 1 km northwest and along the strike of the Glen Silver zone, located on the northwestern end of DeLamar. The gold and silver mineralization at Milestone lies at the base of a basalt-rhyolite contact in hydrothermal eruption-breccia with clasts of porphyritic rhyolite within a large zone of cherty silicification. The zone is capped at the surface by sinter, with mineralization defined to a depth of only 100 m. The area is also characterized by a pronounced gold and silver soil geochemical signature, the limits and extent of which has not yet been tested by drilling.

Glen Silver – Metallurgical Drilling

A series of diamond drill holes has been planned for the Glen Silver area of the DeLamar Deposit, all of which are designed to collect sample material in the oxide and transitional zone for metallurgical test-work purposes. Drill hole IDM19-131 was designed as a step-out roughly 50 m beyond the boundary of the current inferred resource, where it intersected a wide zone of near-surface oxide and transitional gold and silver mineralization. As highlighted in Table 3 below, the intercept obtained was better than expected in terms of both grade and thickness.

Table 3. Select Drill Results from the Glen Silver Area

Drill Hole Number	Zone	From (m)	To (m)	Interval (m) (1)	g/t Au	g/t Ag	g/t AuEq(2)
IDM19-131	Glen Silver	20.73 Incl. 70.10 Incl. 108.81	151.18 73.46 109.42	130.46 3.35 0.61	0.75 3.13 4.03	31.18 203.91 607.83	1.11 5.53 11.18

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 85)

To view a plan map displaying the latest drill results at Glen Silver, please click the following link:

https://www.integraresources.com/site/assets/files/2572/sullivan_gulch_-_g-silv_-_check.pdf

A further 4 diamond drill holes designed to collect further metallurgical sample material are planned for Glen Silver oxide and transitional mineralization and are expected to be completed in the coming weeks.

Exploration Plan and PEA Study Update

Upon completion of the metallurgical drilling at DeLamar, the diamond drill rig is scheduled to mobilize to the Florida Mountain Deposit, situated 5 km to the east. A minimum of 8,000 m of diamond drilling is scheduled to be conducted at Florida Mountain over the spring and summer months. The focus on this drilling will primarily be to explore for shallow oxide and transitional extensions of gold-silver mineralization. As outlined in the press release dated April 8, 2019 (https://www.integraresources.com/site/assets/files/2616/19-04-08-integra-reports-on-metallurgical- test-work-dwed.pdf), preliminary Florida Mountain metallurgical test-work results have indicated that oxide and transitional mineralization from Florida Mountain is generating very strong recoveries in trial bottle-roll and column leach test-work.

Metallurgical test-work is currently on-going from samples collected from the DeLamar and Florida Mountain Deposits. The focus of this current test-work is to demonstrate amenability of both Deposits to a combination of both heap leaching and milling in the future PEA study. A resource estimate update, in support of the PEA study, is expected to be completed in June 2019 while the PEA study remains on-track for completion in September 2019.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, a "qualified person" within the meaning of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. and is a “Qualified Person” (“QP”) as defined in National Instrument 43- 101 – Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra Resources Corp. is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 23,000 meters drilled. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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